SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Biosite Incorporated
(Name of Subject Company)
Biosite Incorporated
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on May 29, 2007, as amended by Amendment No. 1 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on June 5, 2007 and June 7, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Inca Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of Biosite at a purchase price of $92.50 per share, net to the seller in cash, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the tender offer (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007, an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (as the same has been or is supplements from time to time), and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Acceleration of Option Vesting ”:
     On June 15, 2007, the Compensation Committee of the Biosite Board approved certain amendments to the Severance Plan (the “Amended Severance Plan”) covering matters related to Section 409A of the Internal Revenue Code of 1986, as amended (the “Amendments”). The Amendments do not affect the scope or amount of benefits an eligible employee or a non-employee director are entitled to receive under the Amended Severance Plan.
     The description above is qualified in its entirety by reference to the Amended Severance Plan, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bullet points to the end of the first paragraph:
•
on June 7, 2007, Mr. Twomey exercised options to purchase 157,200 shares of Common Stock at exercise prices ranging from $24.95 to $53.38 per share under the 1996 Plan and sold the underlying 157,200 shares of Common Stock in the open market at prices ranging from $92.00 to $92.10 per share;

•
on June 8, 2007, Mr. Hibberd exercised options to purchase 51,528 shares of Common Stock at exercise prices ranging from $44.18 to $53.38 per share under the 1996 Plan and sold the underlying 51,528 shares of Common Stock in the open market at prices ranging from $92.09 to $92.20 per share;

•
on June 11, 2007, Mr. Hibberd exercised options to purchase 500 shares of Common Stock at an exercise price of $44.18 per share under the 1996 Plan and sold the underlying 500 shares of Common Stock in the open market at a price of $92.22 per share;

•	on June 12, 2007, Mr. Hibberd exercised options to purchase 13,500 shares of Common Stock at exercise prices ranging from $31.625 to $44.18 per share under the 1996 Plan and sold the underlying 13,500 shares of Common Stock in the open market at prices ranging from $92.22 to $92.24 per share;

•
on June 15, 2007, Mr. Hibberd exercised options to purchase 2,811 shares of Common Stock at an exercise price of $31.625 per share under the 1996 Plan and sold the underlying 2,811 shares of Common Stock in the open market at prices ranging from $92.25 to $92.26 per share;

•
on June 15, 2007, Gary A. King, Vice President, International Operations of the Company, exercised options to purchase 47,313 shares of Common Stock at exercise prices ranging from $25.05 to $53.38 per share under the 1996 Plan and sold the underlying 47,313 shares of Common Stock in the open market at a price of $92.22 per share;

•
on June 15, 2007, Robert B. Anacone, Senior Vice President, Worldwide Marketing and Sales of the Company, exercised options to purchase 18,750 shares of Common stock at an exercise price of $55.23 per share under the 1996 Plan and sold the underlying 18,750 shares of Common stock in the open market at a price per share of $92.195 per share;

•	on June 18, 2007, Mr. Hibberd exercised options to purchase 29,786 shares of Common Stock at exercise prices ranging from $24.95 to $53.38 per share under the 1996 Plan;

•
on June 18, 2007, Mr. Wollaeger exercised options to purchase 504 shares of Common Stock at exercise prices ranging from $44.18 to $53.38 per share under the 1996 Plan and sold the underlying 504 shares of Common Stock in the open market at a price of $92.23 per share; and

•	On June 19, 2007, Mr. Hibberd exercised an option to purchase 1 share of Common Stock at an exercise price of $44.18 per share under the 1996 Plan.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
     On June 19, 2007, Ms. Zoumaras sent an email to Biosite’s employees regarding information relating to the Offer and Merger. A copy of the email is filed as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.
Item 9. Exhibits.

Exhibit No.	Description

(e)(13)	Biosite Incorporated Change in Control Severance Benefit Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 20, 2007).

(a)(1)(L)	Email to employees of Biosite Incorporated dated June 19, 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED
By:	/s/ David B. Berger
	Name:	David B. Berger
	Title:	Vice President, Legal Affairs

Dated: June 20, 2007